UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                         (Amendment No.            )*


                          DeepTech International Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   24379P107
                                --------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24379P 10 7                 13G               Page 2 of 11 Pages


  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Citicorp

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                              (a) /__/
                              (b) /__/

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                 5    SOLE VOTING POWER
                            0
 NUMBER OF
   SHARES        6    SHARED VOTING POWER
BENEFICIALLY          1,312,500
  OWNED BY
    EACH         7    SOLE DISPOSITIVE POWER
 REPORTING                  0
   PERSON
    WITH         8    SHARED DISPOSITIVE POWER
                      1,312,500


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,312,500

        (Not to be construed as an admission of beneficial ownership)


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*/__/


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.72%


  12    TYPE OF REPORTING PERSON*

        HC


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 24379P 10 7                 13G               Page 3 of 11 Pages


  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Citicorp (USA), Inc.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                              (a) /__/
                              (b) /__/

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                 5    SOLE VOTING POWER
                            0
 NUMBER OF
   SHARES        6    SHARED VOTING POWER
BENEFICIALLY          946,875
  OWNED BY
    EACH         7    SOLE DISPOSITIVE POWER
 REPORTING                  0
   PERSON
    WITH         8    SHARED DISPOSITIVE POWER
                      946,875


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      946,875

        (Not to be construed as an admission of beneficial ownership)


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*/__/


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.85%


  12    TYPE OF REPORTING PERSON*

        BK


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 24379P 10 7                 13G               Page 4 of 11 Pages


  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Citicorp North America Inc.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                              (a) /__/
                              (b) /__/

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                 5    SOLE VOTING POWER
                      365,625
 NUMBER OF
   SHARES        6    SHARED VOTING POWER
BENEFICIALLY          365,625
  OWNED BY
    EACH         7    SOLE DISPOSITIVE POWER
 REPORTING            365,625
   PERSON
    WITH         8    SHARED DISPOSITIVE POWER
                      365,625


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      365,625

        (Not to be construed as an admission of beneficial ownership)


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*/__/


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        1.87%


  12    TYPE OF REPORTING PERSON*

        CO


                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

             DeepTech International Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             7500 Texas Commerce Tower
             Houston, Texas 77002

Item 2(a)    Name of Persons Filing:

             Citicorp
             Citicorp (USA), Inc.
             Citicorp North America Inc.

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             399 Park Avenue
             New York, New York 10153

Item 2(c)    Citizenship:

             Citicorp is incorporated under the laws of Delaware.
             Citicorp (USA), Inc. is incorporated under the laws of Delaware. Citicorp North America Inc. is incorporated under the laws of
               Delaware.

Item 2(d)    Title of Class of Securities:

             Common Stock, par value $.01 per share

Item 2(e)    CUSIP No.:

             24379P 10 7

Item 3       If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Citicorp:  HC
             Citicorp (USA), Inc.:  BK
             Citicorp North America Inc.:  CO

Item 4       Ownership:

    (a)      Amount Beneficially Owned:

             Citicorp:                   1,312,500 shares 1
             Citicorp (USA), Inc.:         946,875 shares 2
             Citicorp North America Inc.:  365,625 shares 3

    (b)      Percent of Class:

             Citicorp:                     6.72%
             Citicorp (USA), Inc.:         4.85%
             Citicorp North America Inc.:  1.87%

    (c)      Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:

             Citicorp:                           0 shares
             Citicorp (USA), Inc.:               0 shares
             Citicorp North America Inc.:  365,625 shares

       (ii)  Shared power to vote or to direct the vote:

             Citicorp:                   1,312,500
             Citicorp (USA), Inc.:         946,875
             Citicorp North America Inc.:  365,625

       (iii) Sole power to dispose or to direct the disposition of:

             Citicorp:                           0
             Citicorp (USA), Inc.:               0
             Citicorp North America Inc.:  365,625

       (iv)  Shared power to dispose or to direct the disposition of:

             Citicorp:                   1,312,500 shares
             Citicorp (USA), Inc.:         946,875 shares
             Citicorp North America Inc.:  365,625 shares


1    All of the 1,312,500 shares reported as beneficially owned by
Citicorp are shares of Common Stock, par value $.01 per share ("Common Stock") owned by Citicorp (USA), Inc. and Citicorp North America Inc., as described in notes 2 and 3 below.

2    All of the 946,875 shares reported as beneficially owned by Citicorp
(USA), Inc. are shares of Common Stock which Citicorp (USA), Inc. has the right to acquire by the exercise of warrants and payment to the Issuer of the related exercise price.

3    Of the 365,625 shares reported as beneficially owned by Citicorp
North America Inc., 50,000 shares are shares of Common Stock and 315,625 are shares of Common Stock which Citicorp North America Inc. has the right to acquire by the exercise of warrants and payment to the Issuer of the related exercise price.

Item 5       Ownership of Five Percent or Less of a Class:

             Not applicable

Item 6       Ownership of More Than Five Percent on Behalf of Another Person:

             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             Citicorp (USA), Inc. is a wholly-owned indirect subsidiary of Citicorp.

             Citicorp North America Inc. is a wholly-owned direct subsidiary of Citicorp.

Item 8       Identification and Classification of Members of the Group:

             Citicorp:                     HC
             Citicorp (USA), Inc.:         BK
             Citicorp North America Inc.:  CO

Item 9       Notice of Dissolution of Group:

             Not applicable

Item 10      Certification:

             Not applicable

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 24, 1997




                                                CITICORP




                                                /s/ Franklin G. Burnside
                                                ----------------------------
                                                Title: Senior Vice President


                                                CITICORP (USA), INC.



                                                /s/ Gordon D. Treco
                                                ----------------------------
                                                Title: Vice President


                                                CITICORP NORTH AMERICA INC.



                                                /s/ John P. Reilly
                                                ----------------------------
                                                Title: Vice President

EXHIBITS

Exhibit 1   Joint Filing Agreement

                                                                     Exhibit 1

                            JOINT FILING AGREEMENT

         We, the signatories of the statement on Schedule 13G to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:   February 24, 1997




                                                CITICORP




                                                /s/ Frank G. Burnside
                                                ----------------------------
                                                Title: Senior Vice President


                                                CITICORP (USA), INC.



                                                /s/ Gordon D. Treco
                                                ----------------------------
                                                Title: Vice President


                                                CITICORP NORTH AMERICA INC.



                                                /s/ John P. Reilly
                                                ----------------------------
                                                Title: Vice President